77D.            POLICIES WITH RESPECT TO SECURITY INVESTMENTS

                On May 18, 2005, the Securities & Exchange Commission granted an Order of Exemption to the Registrant and certain of its affiliates in order to permit the Registrant's non-money market funds to invest uninvested cash and cash collateral in one or more affiliated money market funds in excess of the limits in sections 12(d)(1)(A) and (B) of the Investment Company Act of 1940. The Order of Exemption permits the non-money market funds to invest their uninvested cash in the money market funds if it does not exceed 25% of the non-money market fund's total assets.